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                                October 28, 1999


VIA EDGAR AND FACSIMILE
***********************
Mr. Mark Schwartz
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:    Pacific Community Banking Group -
                         Registration Statement on Form 8-A (File No. 000-26831)
                         -------------------------------------------------------

Dear Mr. Schwartz:

                  On behalf of Pacific Community Banking Group ("Company"), we hereby request withdrawal of the Registration Statement on Form 8-A (File No. 000-26831) which was filed with the Securities and Exchange Commission on July 27, 1999, in connection with the registration of the Company's securities under the Securities Exchange Act of 1934.

                  None of the securities registered have been issued, and we are requesting withdrawal of the registration statements due to market conditions. Please note that the Registration Statement on Form 8-A was declared effective on July 27, 1999.

                  We request that the date for withdrawal of the above-reference registration statements be October 29, 1999.

                  If you have any questions, please contact our counsel, Loren
P. Hansen of Knecht & Hansen at (949) 851-8070. We appreciate your assistance.

                                           Very truly yours,

                                           /s/ E. Lynn Caswell

                                           Mr. E. Lynn Caswell
                                           Chairman and Chief Executive Officer